

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2023

Robert DeLucia
Chief Financial Officer
SharpLink Gaming Ltd.
333 Washington Avenue North, Suite 104
Minneapolis, Minnesota 55401

   Re: SharpLink Gaming Ltd.
     Form 10-K for the Fiscal Year Ended December 31, 2022
     File No. 000-28950

Dear Robert DeLucia:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations., page 40

1. Please emphasize your going concern status in the forefront of your MD&A and in Liquidity and Capital Resources discussion.

General

2. We note that on December 22, 2022 you acquired SportsHub. It appears that SportsHub assets were over 200% of your assets prior to the acquisition. Tell us how you considered Rules 8-04 and 8-05 of Regulation S-X in regard to filing the financial statements and pro forma information for the SportsHub acquisition.

  In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 You may contact Inessa Kessman, Senior Staff Accountant at 202-551-3371 or Robert Littlepage, Accounting Branch Chief at 202-551-3361 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology